Exhibit 99.1

Jeffs’ Brands Announces the Integration of DeepSeek Technology, Revolutionizing E-Commerce Data Analysis

Tel Aviv, Israel, Jan. 28, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that its wholly-owned (100%) subsidiary, Fort Products Limited. (“Fort”) has signed an agreement with a developer, to integrate the DeepSeek platform, an artificial intelligence (“AI”) platform, into Fort’s website. This integration aims to optimize data analysis, enhance user experiences, and drive operational efficiency.

DeepSeek: Transforming E-Commerce Operations

DeepSeek’s proprietary algorithms and machine-learning capabilities is expected to empower Jeffs' Brands to gain unparalleled insights into Fort’s consumer behavior, inventory trends, and market opportunities. By leveraging this technology, the Company aims to refine product offerings, improve operational efficiency, and adapt to rapidly changing consumer preferences.

Building upon its successful integration of ChatGPT to streamline product launches and reduce associated costs, Jeffs' Brands is now incorporating DeepSeek technology to further enhance its e-commerce operations. DeepSeek's advanced AI capabilities are anticipated to enable the Company to delve deeper into market analytics, providing more precise insights into consumer behavior and emerging trends. This strategic move aims to optimize decision-making processes, accelerate product development cycles, and maintain a competitive edge in the dynamic Amazon Marketplace for Jeffs’ Brands.

“This integration represents a significant leap forward for Jeffs’ Brands,” said Victor Hakmon, Chief Executive Officer of Jeffs’ Brands. “DeepSeek will empower us to make smarter, faster, and more accurate decisions, strengthening our position as a leader in data-driven e-commerce innovation. It’s an exciting step in our journey to enhance customer satisfaction and drive sustained growth.”

This integration aligns with Jeffs’ Brands’ mission to innovate in the e-commerce space of Fort by combining human expertise with advanced technology. DeepSeek’s capabilities is expected to position Fort to scale its offerings across new markets and expand its footprint in the global e-commerce arena.

About Jeffs’ Brands Ltd

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the Fulfillment by Amazon (FBA) business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the integration of the DeepSeek Platform into Fort’s website; optimization of the decision-making processes, acceleration of product development cycles, and maintenance of a competitive edge in the dynamic Amazon Marketplace for the Company and the positioning of Fort to scale its offerings across new markets and expand its footprint in the global e-commerce arena.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com